UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

CSRA INC.

(Name of Subject Company)

CSRA INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

12650T104

(CUSIP Number of Class of Securities)

William J. Haynes II

Executive Vice President, General Counsel and Secretary

CSRA Inc.

3170 Fairview Park Drive

Falls Church, Virginia 22042

(703) 641-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Scott A. Barshay

Jeffrey D. Marell

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission by CSRA Inc., a Nevada corporation (the “Company”), on March 5, 2018. The Statement relates to the proposed acquisition of the Company pursuant to the terms of an Agreement and Plan of Merger, dated as of February 9, 2018 (the “Merger Agreement”), by and among the Company, General Dynamics Corporation (“Parent”), a corporation organized under the laws of Delaware, and Red Hawk Enterprises Corp. (“Merger Sub”), a Nevada corporation and a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Merger Sub commenced a cash tender offer (the “Offer”) on March 5, 2018 to acquire all of the outstanding shares of common stock, par value $0.001 per share, of the Company at a purchase price of $40.75 per share in cash, net of applicable withholding taxes and without interest.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 and the disclosure under “Legal Proceedings” are hereby amended and supplemented by replacing the current disclosure in its entirety with the following paragraph:

“On March 6, 2018 and March 9, 2018, two purported class action complaints were filed in the United States District Court for the District of Nevada on behalf of putative classes of CSRA’s public stockholders, and on March 9, 2018, a complaint was filed in the United States District Court for the Eastern District of Virginia on behalf of an individual purported stockholder of CSRA. The complaints are captioned: Williams v. CSRA, Inc., et al., Case No.:2:18-cv-00407, Fallness, v. CSRA Inc., et al., Case No.:2:18-cv-00440, and Fallon v. CSRA, Inc., et al., Case No.:1:18-cv-00267, respectively. Each of the complaints names CSRA and its directors, and the Fallness complaint also names Parent and Purchaser, as defendants. The complaints generally allege that CSRA and its directors violated federal securities laws by failing to disclose material information in the Company’s March 5, 2018 Schedule 14D-9 Solicitation/Recommendation Statement. The Fallness complaint also alleges that the omissions constitute violations of federal securities laws by Parent and Purchaser. The complaints seek, among other things, injunctive relief preventing the consummation of the Offer, damages, and an award of plaintiffs’ costs and attorneys’ and experts’ fees. CSRA and its directors believe that the claims asserted against them, respectively, are without merit. Parent and Purchaser have informed us that they believe that the claims asserted against them, respectively, are without merit.”

Item 8 of the Schedule 14D-9 and the disclosure under “Antitrust Compliance” are hereby amended and supplemented by inserting the following sentence after the fifth sentence of the second paragraph of this section:

“The statutory waiting period under the HSR Act with respect to the Offer expired at 11:59 pm EDT on Tuesday, March 13, 2018. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period applicable to the Offer and the Merger under the HSR Act has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CSRA Inc.

By:	/s/ William J. Haynes II
Name:	William J. Haynes II
Title:	Executive Vice President, General Counsel and Secretary

Dated: March 14, 2018